Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

September 12, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES SEC APPROVAL AND EFFECTIVENESS OF F-4 REGISTRATION STATEMENT

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce that it’s Registration Statement on F-4 (the “F-4”) filed with the United States Securities and Exchange Commission (the “SEC”) has been declared effective by the SEC, as required under the previously announced agreement and plan of merger (the “Agreement”) with Li3 Energy Inc. (“Li3”). The Registration Statement was filed with the SEC for the purpose of registering the 16 million common shares of Bearing issuable to the Li3 shareholders on closing of the Merger Agreement, and could be considered the largest step in completing the acquisition of Li3.

On September 12th, 2017, the SEC declared the amended F-4 Registration Statement effective. This represents the removal of the last regulatory hurdle towards the closing of the transaction, noting the TSX Venture Exchange (the “TSX-V”) had previously issued conditional approval for the transaction (refer to July 25th, 2017 press release). Li3 Energy has set a date for the shareholder vote on the acquisition by Bearing on September 28th, 2017. Note that Li3 Energy shareholders representing over 60% of the outstanding common shares have entered into lock-up agreements to vote in favor of the transaction (refer to June 15th, 2017 press release). Subsequent to affirmative shareholder vote, the merger/acquisition is slated to close immediately following the Li3 shareholder meeting.

Jeremy Poirier, President and CEO of Bearing Lithium, commented “The clearance by the SEC puts us one step closer to the closing of our transaction with Li3. I thank the SEC and TSX-V for working constructively with both Bearing and Li3 to achieving this goal. I would also like to thank Bearing shareholders for their support and patience through this process, and all the Li3 shareholders who signed lock-up agreements. We continue to be excited about the progress of the Maricunga project under the leadership of the MSB team.”

"At Li3, we always knew the transition to the TSX was a long process. But continue to firmly believe it is the only way to create value for our shareholders by exposing them to a market which truly recognizes the potential of lithium. As the project continues to move forward, we look forward to the milestones that will properly represent this value creation for the benefit of both Bearing and Li3 shareholders" commented Patrick Cussen, Chairman of Li3.

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

About Bearing Lithium Corp.

Bearing is an exploration and development company. The Li3 Definitive Agreement will enable it to acquire an interest in the advanced-stage Maricunga project located in Chile, which represents one of the highest-grade development opportunities in the Americas. Assuming completion of the transactions contemplated by the Li3 Definitive Agreement, Bearing will currently hold a 32.3% interest in the project. Under the Maricunga JV agreement, Lithium Power International is earning into the project by funding US$22 million in project expenditures to through to the delivery of a Definitive Feasibility Study (DFS).

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of the proposed transaction with Li3, completion of a Prefeasibility Study and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the absence of a material adverse change in the Maricunga Project; fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations and receipt of all necessary regulatory and shareholder approvals for the Li3 transaction. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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